Exhibit 6.7

EMPLOYMENT AGREEMENT

This Employment Agreement, dated as of January 5, 2022 (this “Agreement”), is made and entered into by and between Forge Group, Inc., a Pennsylvania corporation, (“Company”) and Patrick Bracewell (“Executive”). Terms used herein and not otherwise defined shall have the meanings set forth in Section 11.

RECITALS

WHEREAS, subject to the terms and conditions hereinafter set forth, Company wishes to employ Executive as its Chief Executive Officer and Executive wishes to be employed by Company as its Chief Executive Officer.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

AGREEMENT

1. Employment. Subject to the terms and conditions set forth in this Agreement, Company hereby offers and Executive hereby accepts employment with Company, such employment to commence as of the date and time on which the Company has completed its currently-ongoing conversion offering and concurrent acquisition of American Risk Management, Inc. (the “Start Date”).

2. Term. The Term (as defined below) of this Agreement is effective as of the Start Date and will continue for three years from the Start Date, unless earlier terminated pursuant to Section 5 below; provided, however, that, at each anniversary of the Start Date, if this Agreement has not been previously terminated pursuant to Section 5 below, this Agreement shall be automatically extended for an additional three years from such anniversary, unless either party gives written notice of non-renewal no later than ninety (90) days prior to each such anniversary of the Start Date. The initial Term and all extensions shall be referred to herein as the “Term.”

3. Capacity and Performance.

(a) During the Term, Executive shall be employed by Company on a full-time basis as its Chief Executive Officer. Executive shall perform such duties and responsibilities consistent with Executive’s position on behalf of Company.

(b) Executive’s employment with Company shall be exclusive with respect to the Business of Company. Accordingly, during the Term, Executive shall devote Executive’s full business time and Executive’s best efforts, business judgment, skill and knowledge to the advancement of the business and interests of Company and to the discharge of Executive’s duties and responsibilities hereunder, except for permitted vacation (and other paid time off) periods, reasonable periods of illness or incapacity, and reasonable and customary time spent on any civic, charitable and religious organization or activities, in each case such activities shall not interfere in any material respect with Executive’s duties and responsibilities hereunder. Subject to prior disclosure to and approval by the Board, Executive may serve as a director of any company that is not a Competing Business (as defined herein) where such participation or service does not, in Employer’s reasonable judgment, conflict with Employer’s interests or interfere with Executive’s duties under this Agreement.

(c) During the Term, Executive will report directly to the Board of Directors (the “Board”).

4. Compensation and Benefits.

(a) Base Salary. For services performed by Executive under this Agreement, Company shall pay Executive an annual base salary during the Term at the starting rate of not less than $400,000.00 per year, payable in equal installments to Executive in accordance with the Company’s payroll practices for paying other executive employees of Company (but not less frequently than monthly). By April 1 of each year during the Term, the company’s Board of Directors or its designee, shall review the annual base salary of Executive then in effect and, in its discretion, may increase Executive’s then existing base salary during the Term, effective retroactive to January 1 for such year. Employer shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law or agreed upon in writing by Executive and Employer. Employer shall also withhold and remit to the proper party any amounts agreed to in writing by Employer and Executive for participation in any corporate sponsored benefit plans for which a contribution is required.

(b) Annual Incentives or Short Term Incentives. During the Term, Executive will be eligible to participate in any annual incentive plan applicable to Company’s executives and approved by the Board of Directors or its designee and to be paid in accordance with the terms of such plan, but such plan shall ensure that Executive shall have earned, and be entitled to payment of, any such annual incentive if Executive is employed on the final day of the evaluative period of the annual incentive plan, regardless of when payout of the annual incentive is to occur (the “Annual Incentive”). Any incentive payments due hereunder shall be payable to Executive on a date determined by Company, but in no event later than two and one-half (2 1/2) months following the end of the applicable calendar year.

(c) Equity Awards, ESOP, and Other Employee Benefits. Without limiting the foregoing, during the Term, Executive also shall be eligible to receive equity awards, restricted stock awards, stock options, stock grants and other opportunities to purchase or receive equity in or from the Company, in such manner and subject to such terms and conditions as the Board of Directors or its designee, in its sole discretion, may determine, including without limitation via any Employee Stock Ownership Plan (ESOP) and Executive shall be entitled to participate in any and all other employee benefit plans, including without limitation paid time off plans, from time to time generally in effect for Company’s employees (collectively, “Benefit Plans”). Such participation and receipt of benefits under any such Benefit Plans shall be on the same terms (including cost-sharing between Company and Executive) as are applicable to other Company employees and shall be subject to the terms of the applicable plan documents and generally applicable Company policies. Company may alter, modify, add to or delete the Benefit Plans in a manner nondiscriminatory to Executive at any time in accordance with applicable plan rules and other legal requirements.

(d) Business and Travel Expenses. Company shall pay or reimburse Executive for all reasonable, customary and necessary business expenses (including cell phone, travel, lodging and entertainment expenses) which are properly documented and incurred or paid by Executive in the performance of Executive’s duties and responsibilities hereunder, subject to the rules, regulations and procedures of Company and in effect from time to time.

5. Termination of Employment; Severance Benefits. Notwithstanding the provisions of Section 2, Executive’s employment hereunder shall terminate under the following circumstances:

(a) Death. If Executive’s dies during the Term, Executive’s employment hereunder shall immediately and automatically terminate. In such event, Company shall pay the Final Compensation to Executive’s designated beneficiary or, if no beneficiary has been designated by Executive, to Executive’s estate. In addition, if death occurs before the last day of the evaluative period of the annual incentive plan, the annual incentive compensation or other renumeration shall be deemed “earned” as of the date of death and shall be calculated as a prorata portion of the target incentive plan compensation based on the date of the termination of employment, with the prorata percentage determined by a numerator equal to the number of days from the start of the incentive period through the date of death and the denominator is 365 (the “Pro Rata Annual Incentive”). Such Pro Rata Annual Incentive shall be paid to the Executive’s beneficiary or estate (as applicable) at the same time that the Annual Incentive is otherwise paid to pursuant to its terms. Company shall have no further obligation hereunder to Executive, Executive’s beneficiary, or Executive’s estate upon termination of Executive’s employment under this Section 5(a).

(b) Disability.

(i) Company may terminate Executive’s employment during the Term after Executive has had a Disability (as defined in Section 11(f)) by giving Executive thirty (30) days’ written notice of its intent to terminate, but in no event shall such notice of intent to terminate be effective a) prior to the expiration of the time periods for defining that a “Disability” has arisen or b) if the Company is otherwise in breach of the Agreement. Notwithstanding the foregoing, Company will, after engaging in an interactive process with Executive to discern whether reasonable accommodation(s) can be provided without undue hardship upon Company, offer Executive reasonable accommodation(s) to enable Executive to perform the essential functions of Executive’s position to the extent required by the Americans with Disabilities Act, as amended, (“ADA”) and applicable state law (if any) before terminating Executive’s employment. Executive may decline such offered reasonable accommodation, in which case Executive’s employment will terminate.

(ii) In the event of such termination for or related to Disability, Executive will receive Executive’s Final Compensation. In addition, if termination for or related to Disability occurs before the last day of the evaluative period of the annual incentive plan, the annual incentive compensation or other renumeration shall be deemed “earned” as of the date of death and shall be calculated as a prorata portion of the target incentive plan compensation based on the date of the termination of employment, with the prorata percentage determined by a numerator equal to the number of days from the start of the incentive period through the date of termination and the denominator is 365 (the “Pro Rata Annual Incentive”). Such Pro Rata Annual Incentive shall be paid to the Executive at the same time that the Annual Incentive is otherwise paid to pursuant to its terms. Company shall have no further obligation hereunder to Executive upon termination of Executive’s employment under this Section 5(b).

(iii) Subject to Executive’s rights under the Family and Medical Leave Act (“FMLA”) and the ADA, and after the definition of “Disability” has been met, the Company may designate another employee to act in Executive’s place if Executive remains unable to perform the essential functions of Executive’s position with or without a reasonable accommodation. Notwithstanding any such designation or not, the Company shall continue to pay and Executive shall continue to receive, nothwithstanding any contrary language in any applicable policy or plan, Executive’s then existing base salary in accordance with Section 4(a), any Annual Incentive pursuant to Section 4(b), and the Benefit Plans of Section 4(c) until (A) the end of the Term or (B) the termination of Executive’s employment, which ever occurs first.

(iv) While receiving disability income payments under Company’s disability income plan (if applicable), Company may offset any such disability income payments Executive receives against the Base Salary payments required by Section 5(b)(ii) or (iii).

(v) If any question arises as to whether during any period Executive has a Disability as defined herein, Executive may, and at the request of Company shall, submit to a medical examination by a qualified, unbiased physician selected by Company and reasonably acceptable to Executive or Executive’s duly appointed guardian, if any, to determine whether Executive has a Disability and such determination shall for the purposes of this Agreement be conclusive of the issue.

(c) By Company for Cause. Company may terminate Executive’s employment for Cause, as defined in Section 11, upon written notice to Executive setting forth in reasonable detail the nature of such Cause. Upon the giving of notice of termination of Executive’s employment for Cause, Executive will receive Final Compensation. Except as provided herein, Company will have no further obligation to Executive upon termination of Executive’s employment under this Section 5(c). Any written notice of termination of Executive’s employment for Cause, or any notice to Executive regarding any event, condition or circumstance that, if not cured, if applicable, in accordance with and as allowed by Section 11(b), could give rise to a termination of Executive’s employment for Cause, shall set forth in detail and specifically identify the applicable event(s), condition(s) or circumstance(s) constituting reason(s) or potential reason(s) for such termination or potential termination.

(d) By Company Other than for Cause or by Executive for Good Reason. Company may terminate Executive’s employment other than for Cause at any time upon thirty (30) days’ written notice to Executive and Executive may terminate Executive’s employment for Good Reason at any time upon thirty (30) days’ written notice to Company. In the event of a termination of Executive’s employment under this Section 5(d), Executive shall receive, subject to any applicable delay set forth in Section 14 below:

(i) The Final Compensation; and

(ii) Subject to Executive’s signing, delivering and not revoking the Release attached as Exhibit A, which Release must be signed, delivered and not revoked within the period set forth in the Release (provided that the terms of such Release shall be subject to modification to the extent necessary to comply with (a) the fact that more than one employee is simultaneously being terminated by Company as part of a group termination decision or (b) changes in applicable law, if any, occurring after the date hereof and prior to the date such Release is executed):

A. A monthly payment equal to the continuation of Executive’s annual base salary in effect immediately preceding such termination for (x) the remainder of the Term or (y) twenty-four (24) months from the date of termination, whichever is greater.

B. If termination occurs before the last day of the evaluative period of the annual incentive plan, the annual incentive compensation or other renumeration shall be deemed “earned” as of the date of termination and shall be calculated as a prorata portion of the target incentive plan compensation based on the date of the termination of employment, with the prorata percentage determined by a numerator equal to the number of days from the start of the incentive period through the date of termination and the denominator is 365 (the “Pro Rata Annual Incentive”). Such Pro Rata Annual Incentive shall be paid to the Executive at the same time that the Annual Incentive is otherwise paid to pursuant to its terms.

C. If Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), Company shall pay or reimburse Executive for the monthly COBRA premium paid by Company for Executive and Executive’s enrolled spouse and dependents, less the amount Executive would be required to contribute for such coverage if Executive was an active employee of Company, until the earliest of (I) the 18-month anniversary of Executive’s termination date, (II) the date Executive is no longer eligible to receive COBRA continuation coverage, or (III) the date on which Executive receives substantially similar coverage from another employer or other source (the “Termination Health Care Continuance Benefit”).

D. A payment equal to two (2) times the average of Executive’s most recent two (2) Annual Incentive payments (not taking into account any Pro Rata Annual Incentive paid as part of Final Compensation). If Executive does not have two Annual Incentive payments, then the average shall equal the most recent Annual Incentive payment. This payment shall be payable in a lump sum on the thirtieth (30th) day after Executive’s termination of employment.

(e) By Executive Other than for Good Reason. Executive may terminate Executive’s employment other than for Good Reason upon thirty (30) days’ written notice to Company; provided, that Company may by written notice, in its sole and absolute discretion, accelerate such date of termination. In the event of a termination of Executive’s employment under this Section 5(e), Executive will receive the Final Compensation. Company shall have no further obligation hereunder to Executive upon termination of Executive’s employment under this Section 5(e).

6. Effect of Termination.

(a) Except as otherwise required by Consolidated Omnibus Budget Reconciliation Act or any similar federal or state law, or as may be required by the terms of Sections 5 or 11, benefits shall continue or terminate pursuant to the terms of the applicable benefit plan or agreement, without regard to any continuation of Base Salary or other payment to Executive following such date of termination. For the avoidance of any doubt, the parties agree that the provisions of Sections 5 or 11, including without limitation, shall supersede and govern, notwithstanding contrary language in any other plan or agreement.

(b) The provisions of this Section 6 shall apply to any termination of employment. Provisions of this Agreement will survive any termination if so provided herein or if necessary or desirable to accomplish the purposes of other surviving provisions, including, without limitation, the obligations of Executive under Sections 7, 9 and 10 and the provisions of Sections 5 and 11.

(c) Any termination of Executive’s employment with Company under this Agreement shall automatically be deemed to be simultaneous resignation of all other positions and titles Executive holds with Company and any affiliate or subsidiary thereof. This Section 6(d) shall constitute a resignation notice for such purposes.

7. Confidential Information.

(a) Executive acknowledges that Company continually develops Confidential Information, that Executive may develop Confidential Information for Company and that Executive may learn of Confidential Information during the course of employment with Company. Executive will comply with the policies and procedures of Company for protecting Confidential Information and shall not disclose to any Person or use, other than as required by applicable law, regulation or process or for the proper performance of Executive’s duties and responsibilities to Company, any Confidential Information obtained by Executive incident to Executive’s employment or other association with Company. Executive understands that this restriction shall continue to apply for a period of five (5) years after Executive’s employment terminates, regardless of the reason for such termination.

(b) Notwithstanding anything contained in this Section 7 to the contrary, nothing contained herein shall prevent Executive from disclosing any Confidential Information to Executive’s counsel or as required by law, subpoena, court order or other legal process to be disclosed; provided, that, as to required disclosure pursuant to law, subpoena, court order or other legal process, Executive shall give prompt written notice to Company of such requirement, disclose no more information than is so required and cooperate, at Company’s cost and expense, with any attempt by Company to obtain a protective order or similar treatment with respect to such information.

(c) Pursuant to the Defend Trade Secrets Act of 2016, Executive understands that:

(i) Executive may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; or is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding; and

(ii) if Executive files a lawsuit for retaliation by Company for reporting a suspected violation of law Executive may disclose the employer’s trade secrets to Executive’s attorney and use the trade secret information in the court proceeding if Executive files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

(d) Nothing in this Agreement restricts or prohibits Executive from (A) initiating communications directly with, responding to any inquiry from, volunteering confidential or other information to, or providing testimony before a self-regulatory authority or a governmental, law enforcement or other regulatory authority, including without limitation the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Congress, and any Office of Inspector General (collectively, the “Regulators”); (B) from participating in any reporting of, investigation into, or proceeding regarding suspected violations of law; or (C) from making other disclosures that are protected under or from receiving an award for information provided under the whistleblower provisions of state or federal law or regulation. Executive does not need the prior authorization of Company to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents containing confidential information to the Regulators, or make any such reports or disclosures to the Regulators. Executive is not required to notify Company that Executive has engaged in such communications with the Regulators. Executive recognizes and agrees that, in connection with any such activity outlined above, Executive must inform the Regulators that the information Executive is providing is confidential.

8. Assignment of Rights to Intellectual Property. Executive shall promptly and fully disclose to Company all Intellectual Property developed for the benefit of Company in the course of Executive’s employment by Company. Executive hereby assigns and agrees to assign to Company (or as otherwise directed by Company) Executive’s full right, title and interest in and to all such Intellectual Property. Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by Company (at Company’s expense) to assign to Company the Intellectual Property developed for the benefit of Company in the course of Executive’s employment by Company and to permit Company to enforce any patents, copyrights or other proprietary rights to the Intellectual Property. Executive will not charge Company for time spent in complying with these obligations. All copyrightable works that Executive creates for the benefit of Company in the course of Executive’s employment by Company shall be considered “work made for hire.”

9. Restricted Activities. Executive agrees that the restrictions on Executive’s activities during and after Executive’s employment set forth below are necessary to protect the goodwill, Confidential Information and other legitimate interests of Company and its successors and assigns:

(a) During the term of this Agreement and for a period of twenty-four (24) months following termination of employment (the “Restricted Period”), Executive will not, without the prior written consent of Company, directly or indirectly, and whether as principal or investor or as an employee, officer, director, manager, partner, consultant, agent, or otherwise, alone or in association with any other person, firm, corporation, or other business organization, engage or otherwise become involved in a Competing Business (as defined below); provided, however, that the provisions of this Section 9 shall apply solely to those activities of a Competing Business which are congruent with those activities with which Executive was personally involved or for which Executive was responsible while employed by Company or its subsidiaries during the twelve (12) month period preceding termination of Executive’s employment. This Section 9 will not be violated, however, by investment by Executive or Executive’s affiliates of up to $1,000,000 in the aggregate in one or more publicly-traded companies that engage in a Competing Business. “Competing Business” means a business or enterprise (other than Company or its subsidiaries) engaged principally in selling or brokering commercial automobile insurance.

(b) During the Restricted Period, Executive will not engage in any Wrongful Solicitation, which shall be defined as occurring when Executive directly or indirectly (except in the course of Executive’s employment with Company), for the purpose of conducting or engaging in a Competing Business, calls upon, solicits, advises or otherwise does, or attempts to do, business with any Person who is, or was, during the then most recent 12-month period, a customer of Company or any of its subsidiaries, or takes away or interferes or attempts to take away or interfere with any custom, trade, business, patronage or affairs of Company or any of its subsidiaries, or hires or attempts to hire any Person who is, or was during the most recent 12-month period, an employee, officer, representative or agent of Company or any of its subsidiaries, or solicits, induces, or attempts to solicit or induce any person who is an employee, officer, representative or agent of Company or any of its subsidiaries to leave the employ of Company or any of its subsidiaries, or violate the terms of their contract, or any employment agreement, with it.

(c) It is expressly understood and agreed that although Executive and Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as the court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(d) It is expressly understood by Executive that in the event of a violation of any period specified in Section 9, such period shall be extended by a period of time equal to that period beginning with the commencement of any such violation and ending when such violation shall have been finally terminated in good faith.

10. Enforcement of Covenants. Executive acknowledges that Executive has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon Executive pursuant to Sections 7, 8 and 9. Executive agrees that these restraints are necessary for the reasonable and proper protection of Company and its successors and assigns and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. Executive further acknowledges that, were Executive to breach any of the covenants contained in Sections 7, 8 and 9, the damage to Company would be irreparable. Executive therefore agrees that Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any proven breach or proven threatened breach by Executive of any of the covenants in Sections 7, 8 and 9, without any requirement to post a bond or similar security. The parties further agree that, in the event that any provision of Sections 7, 8 or 9 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

11. Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:

(a) “Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to either (i) direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (ii) vote at least fifty percent (50%) or more of the securities having voting power for the election of a majority of the directors (or Persons performing similar functions) of such Person.

(b) “Cause” shall mean:

(i) Executive’s continued intentional refusal or failure to perform (other than by reason of a condition or occurance that may allow Exeuctive to meet the definition of Disability) Executive’s material duties and responsibilities to Company if such intentional refusal or failure to perform is not cured within thirty (30) days following written notice of such intentional refusal or failure to perform by Company to Executive, or Executive’s continued intentional refusal or failure to follow any reasonable lawful direction of the Board if such intentional refusal or failure to follow is not cured within thirty (30) days following written notice of such intentional refusal or failure to follow by Company to Executive, with Executive having in either situation the full and fair opportunity to address the Board of Directors on the matter, in person and directly if so elected by Executive;

(ii) a material breach of this Agreement (other than Sections 7, 8 and 9) by Executive that, if capable of being cured, is not cured within thirty (30) days following written notice of such breach by Company to Executive;

(iii) an intentional and material breach of Sections 7, 8 and 9 hereof by Executive as found by a Court or other fact-finder with the Company having the burden of proof;

(iv) willful, grossly negligent or unlawful misconduct by Executive (other than traffic violations or similar offenses) which causes material harm to Company or its reputation;

(v) Company is directed in writing by regulatory or governmental authorities to terminate the employment of Executive or Executive engages in activities that (i) are not approved or authorized by the Board, and (ii) cause actions to be taken by regulatory or governmental authorities that have a material adverse effect on Company;

(vi) a conviction, plea of guilty, or plea of nolo contendere by Executive, of or with respect to a criminal offense which is a felony or other crime involving dishonesty, disloyalty, fraud, embezzlement, theft or similar action(s) (including, without limitation, acceptance of bribes, kick-backs or self-dealing); or

(vii) the material breach of Executive’s fiduciary duties with respect to Company involving personal profit.

(c) “Code” means the Internal Revenue Code of 1986, as amended.

(d) “Company” has the meaning ascribed to it in the preamble of this Agreement.

(e) “Confidential Information” means any and all non-public information of Company. Confidential Information includes, without limitation, such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of Company, (ii) the Services, (iii) the costs, sources of supply, financial performance and strategic and/or business plans of Company, (iv) the identity and special needs of the customers and prospective customers of Company, and (v) the people and organizations with whom Company has business relationships and those relationships. Confidential Information also includes any information that Company has received, or may receive hereafter, belonging to customers or others with any understanding, express or implied, that the information would not be disclosed. Notwithstanding the foregoing, “Confidential Information” does not include (x) any information that is or becomes generally known to the industry or the public through no wrongful act of Executive or any representative of Executive and (y) any information that is made legitimately available to Executive by a third party without breach of any confidentiality obligation.

(f) “Disability” means Executive’s inability, due to any illness, injury, accident or condition of either a physical or psychological nature, to substantially perform, with or without reasonable accommodation, Executive’s duties and responsibilities hereunder for a period of one hundred twenty (120) consecutive days, or for any one hundred and eighty (180) days during any period of three hundred and sixty-five (365) consecutive calendar days, exclusive of any leave Executive may take under the Family and Medical Leave Act, 29 U.S.C. § 12101 et seq. (“FMLA”) or as a reasonable accommodation under the Americans with Disabilities Act, 29 U.S.C. § 2601 et seq. (“ADA”).

(g) “Final Compensation” means the amount equal to the sum of (i) any unpaid Base Salary which would otherwise be payable to Executive through the date of termination of employment, payable in a lump sum not later than the next scheduled payroll date; (ii) any business and related expenses and allowances incurred by Executive or to which Executive is entitled under Section 4(d) but unreimbursed on the date of termination of employment; provided that with respect to business expenses unreimbursed under Section 4(d), such expenses and required substantiation and documentation are submitted within one hundred eighty (180) days of termination in the case of termination on account of Executive’s death, or thirty (30) days on account of termination for any reason other than death, and that such expenses are reimbursable under Company’s applicable reimbursement policy; (iii) any benefits pursuant to Section 4(c) above, that are vested, due and owing pursuant to the terms of any plans, policies or programs, payable when otherwise due; (iv) any accrued, unused PTO pursuant to Section 4(c), consistent with Company’s PTO Policy, payable in a lump sum as soon as administratively feasible following termination, but not later than thirty (30) days thereafter and (v) any other supplemental compensation, insurance, retirement, or other benefits due and payable or otherwise required to be provided under Section 4 in accordance with the terms and conditions of the applicable plan or agreement.

(h) “Good Reason” means, without Executive’s express written consent, (i) a material reduction in the Base Salary, then in effect, (ii) a material reduction in job title, position or responsibility, (iii) a material breach of any term or condition contained in this Agreement, or (iv) a relocation of Executive’s principal worksite that is more than fifty (50) miles from Executive’s principal worksite as of the Start Date. However, none of the foregoing events or conditions will constitute “Good Reason” unless (i) Executive provides Company with written notice of the existence of Good Reason within ninety (90) days following the occurrence thereof, (ii) Company does not reverse or otherwise cure the event or condition within thirty (30) days of receiving that written notice, and (iii) Executive resigns Executive’s employment within thirty (30) days following the expiration of that cure period.

(i) “Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by Executive (whether alone or with others, whether or not during normal business hours or on or off Company premises) during Executive’s employment that relate to either the Services or any prospective activity of Company or that make use of Confidential Information or any of the equipment or facilities of Company.

(j) “Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust and any other entity or organization, other than Company.

(k) “Sale of Company” means the sale of Company to an independent third party or group of independent third parties pursuant to which such party or parties acquire (i) equity interests possessing the voting power under normal circumstances to elect a majority of the Board of Directors or similar governing body of Company (whether by merger, consolidation or sale or transfer of such equity interests), or (ii) all or substantially all of Company’s assets determined on a consolidated basis.

(l) “Services” means all services planned, researched, developed, tested, manufactured, sold, licensed, leased or otherwise distributed or put into use by Company, together with all products provided or planned by Company, during Executive’s employment.

12. Withholding. All payments made by Company under this Agreement may be reduced by any tax or other amounts required to be withheld by Company under applicable law or by any amounts authorized in writing by Executive.

13. Assignment. Neither Company nor Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that Company may assign its rights and obligations under this Agreement without the consent of Executive in the event of a Sale of Company and provided further that nothing in this Section 13 shall preclude the assumption of rights by executors, administrators or other legal representatives of Executive or Executive’s estate and their assigning any rights under this Agreement to the person or persons entitled hereto. This Agreement shall inure to the benefit of and be binding upon Company and Executive, their respective successors, executors, administrators, heirs and permitted assigns.

14. Compliance with Code Section 409A.

(a) The intent of the parties is that payments and benefits under this Agreement comply with Code Section 409A or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. If permissible to remain compliant with Section 409A, the parties will negotiate in good faith to amend this Agreement as necessary to comply with Section 409A in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act, pursuant to this Section 14 shall subject Company to any claim, liability, or expense, and Company shall not have any obligation to indemnify or otherwise protect Executive from the obligation to pay any taxes pursuant to Section 409A of the Code.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. A “separation from service” shall not occur under Code Section 409A unless such Executive has completely severed Executive’s relationship with Employer or Executive has permanently decreased Executive’s services to twenty percent (20%) or less of the average level of bona fide services over the immediately preceding thirty-six (36) month period (or the full period if Executive has been providing services for less than thirty-six (36) months). A leave of absence shall only trigger a termination of employment that constitutes a separation from service at the time required under Code Section 409A. If Executive is deemed on the date of separation from service with Employer to be a “specified employee”, within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by Employer from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed for six (6) months in compliance with Code Section 409A(a)(2)(B), such delayed payment or benefit shall be paid in lump sum with interest on the earlier of (i) the first day of the seventh (7th) month measured from the date of Executive’s separation from service or (ii) the date of Executive’s death. The amount of interest to be paid shall be based on the prime rate of interest in effect on the first day of the month following the Executive’s separation from service as reported in the Wall Street Journal. In the case of benefits required to be delayed under Code Section 409A, however, Executive may pay the cost of benefit coverage, and thereby obtain benefits, during such six (6) month delay period and then be reimbursed by Employer thereafter when delayed payments are made pursuant to the next sentence. On the first day of the seventh month following the date of Executive’s separation from service or, if earlier, on the date of Executive’s death, all payments delayed pursuant to this Section 14(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

This Section 14(b) should not be construed to prevent the application of Treas. Reg. § 1.409A-1(b)(9)(iii)(or any successor provision) to amounts payable hereunder (or any portion thereof).

(c) For purposes of the application of Treas. Reg. § 1.409A-1(b)(4)(or any successor provision), each payment in a series of payments will be deemed a separate payment. For avoidance of doubt, if under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(d) With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with Employer’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred.

(e) When, if ever, a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within ten (10) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of Employer. In the event any payment payable upon termination of employment would be exempt from Code Section 409A under Treasury Regulation § 1.409A-1(b)(9)(iii) but for the amount of such payment, the determination of the payments to Executive that are exempt under such provision shall be made by applying the exemption to payments based on chronological order beginning with the payments paid closest in time on or after such termination of employment.

15. Section 280G.

(a) Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Code (which the parties agree will not include any portion of payments allocated to the non-compete provisions of Section 9 which are classified as payments of reasonable compensation for purposes of Section 280G of the Code) and would, but for this Section 15 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to the Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

(b) Any such reduction shall be made by the Company in its sole discretion consistent with the requirements of Section 409A of the Code.

(c) Any determination required under this Section 15, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 15. The Company’s determination shall be final and binding on the Executive.

16. Indemnification. Company will indemnify Executive to the fullest extent permitted by law, for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and reasonable out-of-pocket attorneys’ fees) incurred or paid by Executive in connection with any action, suit, investigation or proceeding, or threatened action, suit, investigation or proceeding, arising out of or relating to the performance by Executive of services for, or the acting by Executive as a director, officer or employee of, Company, or any subsidiary of Company. Any attorneys’ fees or other necessary expenses incurred by Executive in any such action, suit, investigation or proceeding shall be paid by Company in advance, subject to Company’s right to seek repayment from Executive if a determination is made that Executive was not entitled to indemnification.

17. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

19. Survival. Sections 5 through 29 shall survive and continue in full force in accordance with their terms notwithstanding the termination of Executive’s employment (and hence the Term of this Agreement) for any reason.

20. Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person, with respect to notices delivered personally, or upon confirmed receipt when delivered by facsimile or deposited with a reputable, nationally recognized overnight courier service and addressed or faxed to Executive at Executive’s last known address on the books of Company or, in the case of Company, at its principal place of business, attention: Secretary, Board of Directors.

21. Entire Agreement. This Agreement constitutes the entire agreement between the parties (including with respect to Company, its successors and assigns) with respect to Executive’s employment and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of Executive’s employment.

22. Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by an expressly authorized representative of Company.

23. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

24. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. Furthermore, the delivery of a copy of such signature by facsimile transmission or other electronic exchange methodology (such as .pdf) shall constitute a valid and binding execution and delivery of this Agreement by such party, and such electronic copy shall constitute an enforceable original document. Counterpart signatures need not be on the same page and shall be deemed effective upon receipt.

25. Additional Obligations. Without implication that the contrary would otherwise be true, Executive’s obligations under Sections 7 through 10 are in addition to, and not in limitation of, any obligations that Executive may have under applicable law (including any law regarding trade secrets, duty of loyalty, fiduciary duty, unfair competition, unjust enrichment, slander, libel, conversion, misappropriation and fraud).

26. Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and expenses from the other party to the action or proceeding. For purposes of this Agreement, the “prevailing party” shall be deemed to be that party who obtains substantially the result sought, whether by settlement, mediation, judgment or otherwise, and “attorneys’ fees” shall include, without limitation, the reasonable out-of-pocket attorneys’ fees incurred in retaining counsel for advice, negotiations, suit, appeal or other legal proceeding, including mediation and arbitration.

27. Confidentiality. The parties acknowledge and agree that this Agreement and each of its provisions are and shall be treated strictly confidential. During the Term and thereafter, Executive shall not disclose any terms of this Agreement to any person or entity without the prior written consent of Company, with the exception of Executive’s tax, legal or accounting advisors or for legitimate business purposes of Executive, or as otherwise required by law.

28. No Rule of Construction. This Agreement shall be construed to be neither against nor in favor of any party hereto based upon any party’s role in drafting this Agreement, but rather in accordance with the fair meaning hereof.

29. Governing Law. This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

30. WAIVER OF JURY TRIAL. EXECUTIVE AND COMPANY EXPRESSLY WAIVE ANY RIGHT EITHER MAY HAVE TO A JURY TRIAL CONCERNING ANY CIVIL ACTION THAT MAY ARISE FROM THIS AGREEMENT, OR THE RELATIONSHIP OF THE PARTIES HERETO.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by Company (by its duly authorized representative) and by Executive, as of the date first above written.

COMPANY:

Forge Group, Inc.

By:	/s/ Jason Wolfe
Jason Wolfe

Date: January 5, 2022

EXECUTIVE:

/s/ PatrickBracewell
Patrick Bracewell

Date: January 5, 2022

EXHIBIT A

Release of Claims

FOR AND IN CONSIDERATION OF the benefits to be provided me in connection with the termination of my employment, as set forth in that certain Employment Agreement, dated as of January 5, 2022 (the “Agreement”), between me and Forge Group, Inc. (the “Company”), or under any severance pay plan applicable to me, which benefits are conditioned on my signing this Release of Claims and to which I am not otherwise entitled, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, I, on my own behalf and on behalf of my heirs, executors, administrators, beneficiaries, representatives and assigns, and all others connected with me, hereby release and forever discharge Company and any of its subsidiaries and Affiliates (as that term is defined in Section 11 of the Agreement) and all of their respective past, present and future officers, directors, trustees, equity holders, employees, agents, managers, joint venturers, representatives, successors and assigns, and all others connected with any of them (collectively, the “Released Parties”), both individually and in their official capacities, from any and all causes of action, rights and claims of any type or description, known or unknown, which I have had in the past, now have, or might now have, through the date of my signing of this Release of Claims, in any way resulting from, arising out of or connected with my employment by Company or any of its Affiliates or the termination of that employment, including, but not limited to, any allegation, claim or violation arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Worker Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; Executive Retirement Income Security Act of 1974; the Fair Labor Standards Act; any applicable Executive Orders; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other federal, state or local law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of Company; or any claim for wrongful discharge, breach of contract, intentional infliction of emotional distress or defamation; or any claim for costs, fees or other expenses, including attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as “Claims”), other than (i) the right to payment of any vested or accrued benefits under any supplemental compensation, insurance, retirement and/or other benefit plan, welfare plan or agreement applicable to Executive, (ii) the right to payment of any amounts owed to me by Company pursuant to Sections 5 or 11 of the Agreement, (iii) any rights under applicable workers compensation or unemployment compensation laws, (iv) any rights that survive termination of my employment pursuant to an option grant agreement or certificate to purchase Company’s (or an Affiliate’s) capital stock, (v) any rights with respect to Company’s (or an Affiliate’s) capital stock owned by Executive or (vi) any rights to indemnification under the Agreement, Company’s by-laws or any other applicable law.

In signing this Release of Claims, I acknowledge my understanding that I may not sign it prior to the termination of my employment, but that I may consider the terms of this Release of Claims for up to twenty-one (21) days (or such longer period as Company may specify) from the later of the date my employment with Company terminates or the date I receive this Release of Claims. I also acknowledge that I am advised by Company and its Affiliates to seek the advice of an attorney prior to signing this Release of Claims; that I have had sufficient time to consider this Release of Claims and to consult with an attorney, if I wished to do so, or to consult with any other person of my choosing before signing; and that I am signing this Release of Claims voluntarily and with a full understanding of its terms.

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I represent that I have not filed against the Released Parties any complaints, charges, or lawsuits arising out of my employment, or any other matter arising on or prior to the date of this Release of Claims, and covenant and agree that I will never individually or with any person file, or commence the filing of, any charges, lawsuits, complaints or proceedings with any governmental agency, or against the Released Parties with respect to any of the matters released by me pursuant to this Release of Claims.

I further acknowledge that, in signing this Release of Claims, I have not relied on any promises or representations, express or implied, that are not set forth expressly in the Agreement. I understand that I may revoke this Release of Claims at any time within seven (7) days of the date of my signing by written notice to the Secretary, Board of Directors of Company (or such other person as Company may specify by notice to me given in accordance with the Agreement) and that this Release of Claims will take effect only upon the expiration of such seven-day revocation period and only if I have not timely revoked it.

Intending to be legally bound, I have signed this Release of Claims as of the date written below.

Signature:

Name:

Date Signed:

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